EXHIBIT 21.1
SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction	Doing Business As

Solexa, Inc.	Delaware	Solexa, Inc.
Avantome, Inc.	Delaware	Avantome, Inc.
Illumina UK, Ltd.	United Kingdom	Illumina UK, Ltd.
Illumina GmbH	Germany	Illumina GmbH
Illumina Netherlands B.V.	Netherlands	Illumina Netherlands B.V.
Illumina Cambridge, Ltd.	United Kingdom	Illumina Cambridge, Ltd.
Lynx Therapeutics GmbH	Germany	Lynx Therapeutics GmbH
Illumina K.K.	Japan	Illumina K.K.
Illumina Singapore Pte. Ltd.	Singapore	Illumina Singapore Pte. Ltd
Illumina Australia Pty. Ltd.	Australia	Illumina Australia Pty. Ltd.
Illumina Canada, Inc.	Canada	Illumina Canada, Inc.
All listed subsidiaries are wholly-owned subsidiaries of Illumina, Inc.